09010111

National Presto Industries, Inc.

2008 Annual Report


PRESTO
poplite

30 Years of Hot Air Poppers



Received SEC
APR 1 0 2009
Washington, DC 20549

Cover Story

This year's cover is the fourth in a series of anniversary stories. It commemorates one of your Company's most innovative products–the hot air corn popper. The popper uses hot air rather than hot oil to explode kernels into crisp, plump puffs of popcorn. The hot air then pushes the popped corn directly into the serving bowl.

Introduced thirty years ago, the "PopCornNow®", shown at the bottom of the cover page, was an immediate success with trade and public alike. Product availability was the only ceiling upon 1978 sales opportunities. Over time, the popper matured into a Presto® classic with steady, albeit limited annual volume, as popcorn in seed form fell out of fashion. Grocers used their snack space to feature higher margin convenience foods, like prepackaged microwave popcorn and flavored chips, relegating the seeds to one or two positions on the bottom shelf.

Like all of your Company's products, the popper has evolved over its thirty-year history. The current model is pictured on the top of the cover page. It is faster and more efficient than the original popper, producing 18 cups of fluffy popcorn in less than 2½ minutes with virtually no unpopped kernels. Because of the appeal of air-popped corn to the health conscious and dieters, the popper was renamed, "PopLite®" in 1989.

As a result of 2008's economic downturn, the Presto® hot air popper experienced a resurgence during its 30th year anniversary. With the high cost of gasoline and processed snack foods, consumers have discovered the economies of preparing food at home. Popcorn, particularly hot air popcorn, is an easy-to-make, inexpensive, nutritious treat that entails almost no cleanup. The popper in action is also entertaining to watch, and the popped corn is a perfect accompaniment to a TV movie.

Table of Contents

Financial Highlights

(in thousands except per share data)

YEARS ENDING DECEMBER 31,	2008	2007	2006
Net sales	$448,227	$420,716	$304,681
Net earnings	$ 44,183	$ 38,623	$ 27,960*
Weighted average common and common equivalent shares outstanding	6,845	6,836	6,831
Net earnings per common share	$ 6.45	$ 5.65	$ 4.09*
Dividends per common share	$ 4.25	$ 3.80	$ 2.12
Stockholders' equity per common share outstanding	$45.38	$43.10	$41.04

* *2006 net earnings reflect a research and development tax credit which served to increase net earnings by $1,201,000 ($0.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write off stemming from its Absorbent Products segment of $309,000 ($0.05 per share), net of tax.*

Dear Fellow Stockholders,

The 2007 annual report predicted that 2008 would be a challenging year for the Housewares/Small Appliance and Absorbent Product segments due to the ongoing cost increases. It also predicted, based in part on the backlog position at year-end and in part to a new opportunity to load, assemble, and pack 40mm cartridges, that the year would be a rewarding one for the Defense segment. The predictions did largely materialize. Admittedly, as discussed in more detail on pages 4 and 5, the sheer magnitude of the cost increases and the effect on the American consumer were unexpected. Moreover, neither the severe economic downturn during the latter part of the year nor the Federal Reserve's unprecedented series of federal funds rate cuts from 4.5% to a target of 0% to 0.25% were anticipated. Finally, the potential benefit of loading 40mm cartridges was largely deferred to 2009 as a result of startup difficulties described on page 7. All of these unforeseen conditions served to depress earnings.

Nonetheless, 2008 sales and earnings did improve handsomely from the record levels set in 2007. Net consolidated 2008 sales increased by $27,511,000 or 6.5% to $448,227,000 from the $420,716,000 realized in 2007. Approximately half of the increase came from the Defense segment. The balance was divided about one-third and two-thirds between the Housewares/Small Appliances and the Absorbent Products segments, respectively. Net earnings improved by $5,560,000 or 14.4%, most of which was derived from the Defense segment, which enjoyed the benefit of higher volume coupled with increased efficiency and reduced general and administrative costs. The Housewares/Small Appliance segment was finally able to increase the price of some of its products. As a result, it provided a modest contribution to the increase—modest because the price increases it secured were offset in large part by further commodity cost increases and declines in the value of the U.S. dollar vis-à-vis the Chinese currency. But for astronomical commodity cost increases as further described in the Operations Review on page 7, the Absorbent Product segment would have enjoyed its first profitable year. Despite the record high cost of materials, improved efficiencies enabled the segment to reduce its loss by approximately 56%, and thereby contribute to the comparative earnings increase. That contribution was largely offset by the decline in financial earnings from the Company's portfolio of securities as a result of reduced yields stemming from the Federal Reserve's rate cuts described above, and a reduction in dollars invested, as more funds were used to support the Company's operations.

From a public reporting standpoint, 2008 marked the return to normal. The quarterly reports that had been delayed as a consequence of the SEC's Investment Company lawsuit were filed and all 2008 reports were issued on time. Certainly, the effects of the liquidity crisis that occurred late in the year, demonstrated the wisdom of your Company's conservative fiscal policy with which the SEC had taken issue. While others scrambled for funds, your Company's strong cash position enabled it to finance all of its operations from internal resources.

In keeping with much of its history, your Company's long standing record of paying generous dividends continued. Late in 2008, the Board of Directors approved dividend action for the 65th consecutive year. A resolution subsequently adopted, authorized disbursement of a single lump sum in March 2009, consisting of a regular dividend of $1.00 per share plus an extra of $4.55 per share. Once again, the entire dividend was derived from operating earnings.

Looking ahead to 2009, the troubled economy and political uncertainties will in all probability make the upcoming year an even more challenging one than 2008. Fortunately, our Defense segment backlog remains sound, and although possible, it is not anticipated that the new administration will be requesting modification or termination of existing contracts. Furthermore, the benefits from performing its own loading of 40mm cartridges originally expected in 2008, should materialize in 2009. The key for this segment, as in 2008, will be execution. As further described in the Operations Review on page 4, with the American consumer's retreat into the home for meals and entertainment, demand for many of our Housewares/Small Appliance segment's products were surprisingly strong in 2008. That strength could very well continue in 2009. Despite being both useful and inexpensive, however, the products are not necessities, and the segment's sales are potentially vulnerable if the downturn becomes particularly severe. Moreover, the products are sold primarily through retail channels, and many of the segment's retail customers are struggling. Several customers declared bankruptcy in 2008, and more bankruptcies are expected in 2009. The ongoing reduction in commodity costs should provide welcome relief to the extreme cost pressures experienced in 2008 by both the Housewares/Small Appliance and Absorbent Product segments. Existing inventory, however, must be sold/used before those decreases provide a benefit. Unfortunately, the reduced pricing for many commodities is not sustainable, as it is more economical for suppliers to shutter production facilities, than to continue to produce. The Absorbent Product segment is in the process of negotiating a multi-year contract with its major customer. At the same time, it is exploring options to diversify its customer base. It is possible that neither effort may prove fruitful. Nonetheless, your Company should be in position to weather whatever storms 2009 may bring, given its cadre of dedicated, talented, and experienced employees and its strong balance sheet.

Maryjo Cohen
Chair of the Board and President



In Memoriam...

Employees and shareholders alike mourn the death of Melvin S. Cohen on December 16, 2008.

Mr. Cohen joined Presto in 1944, retiring 59 years later in 2002. Thereafter, he worked for the Company as a key consultant. Except for a brief hiatus from November 2005 through August 2007, Mr. Cohen served as a board member of the Company from 1949 until his death, a total of 57 years. He also was the author of all annual reports from 1945 to 2004, a span of 60 years.

For most of his tenure, he headed the Company, leading it through times of peace and war, takeover attempts and other predicaments that threatened its existence. He literally ate (frequently as many as three pressure cookers were used to make his dinner), drank (until shortly before his death, morning began with two cups of Presto® percolator coffee), and slept Presto. Some of his best strategies were formed in the middle of the night.

The $384 million of dividends paid during the years of his tenure can be attributed to his leadership, as can the current sound fiscal condition of the Company. He will be sorely missed.

REVENUE SOURCES:

The continued significance of revenues supplied by the Defense and Absorbent Product segments to overall Company sales is illustrated in the table below. As projected in the 2007 annual report, an increase was realized in the review year. Likewise, as projected, the increase was modest rather than dramatic. A modest increase is anticipated for 2009, as well.

YEAR	SUBSIDIARY SALES	PERCENTAGE OF YEAR-OVER-YEAR INCREASE	PERCENTAGE OF CONSOLIDATED SALES
2001	$ 7,814,000	–	6.6%
2002	$ 17,697,000	126.5%	14.2%
2003	$ 21,498,000	21.5%	17.1%
2004	$ 52,796,000	145.6%	33.2%
2005	$ 72,578,000	37.5%	39.3%
2006	$ 180,226,000	148.3%	59.2%
2007	$ 289,449,000	60.6%	68.8%
2008	$ 311,413,000	7.6%	69.5%

HOUSEWARES/SMALL APPLIANCE SEGMENT:

Business Climate

For retailers reeling from a weak 2007 holiday season, 2008 went from bad to worse. Suppliers were finally able to pass a portion of the sizable cost increases they had absorbed in 2006 and 2007. Prices surged throughout the economy on everything from gas to food, to drugs and beauty aids, to clothing, and appliances. Faced with spiraling gas prices and high food costs, consumer traffic and spending declined precipitously. After the housing bubble burst and panic set in, consumer spending sank to the lowest level in decades. Purchases were largely limited to low margin necessities and to bargain items. Even consumers who still had discretionary funds avoided high-end items; the purchase of expensive luxury items had become unfashionable. Products in demand included high utility, low cost (and typically low margin) products for food preparation and preservation which included the pressure cooker/canners and many of the small appliances that your Company designs and markets. In order to tempt consumers into opening their pocket books, retailers slashed prices, which in turn devastated profitability. Several retailers including Linen's & Things, Mervyn's, Circuit City, and three regional department stores, Boscov's, Gottschalk's, and Fortunoff's, declared bankruptcy. With the exception of Boscov's, all either have or are expected to liquidate. If the economy worsens, more retailers may very well suffer a similar fate in 2009 or early 2010.

For suppliers in the housewares/small appliance industry, 2008 was also an onerous year. The Federal Reserve continued its federal funds rate cuts which in turn reduced the value of the U.S. dollar. In response, energy and commodity costs also continued their precipitous climb from the already steep increases that had been realized in the prior year. Oil prices, for example, had increased from $50 per barrel in January

2007 to $90 per barrel in December of that year. By July 2008, oil had climbed to $147 per barrel, an almost 200% increase from the beginning of the prior year. The increase in petroleum pricing affected the cost of virtually all materials used in your Company's and its competitors' products, e.g., aluminum and steel, which require significant amounts of energy to process, and plastics which are petroleum based. It likewise caused the costs of transporting product to skyrocket. Like its competitors, your Company's Housewares/Small Appliance segment purchases virtually all of its products from China. Vis-à-vis the Chinese currency, the U.S. dollar had lost 6.9% of its purchasing value during 2007 and by July 2008, had dropped an additional 6.4% in value. Although welcome, the price increases that the retailers had grudgingly conceded, did not cover the 2007 cost increases, much less those the industry faced in the first half of 2008. Given the long lead times, most purchasing commitments for the all important Christmas season must be made in the first half, which in 2008 was a period of continually escalating costs. Your Company did everything it could to try to minimize costs. It redesigned products to reduce material content and to use different, less costly materials. Wherever possible, it attempted to lower per unit shipping costs by minimizing product cube. It likewise committed for product in advance of needs, which enabled its suppliers to lock in material costs before they escalated further. The ability to make such commitments, however, was limited by the extent to which retailers made and communicated their plans, as it is less than wise to stock up on product that customers do not plan to carry or ultimately decide not to promote. Many retailers in 2008 were understandably nervous and loathe to make commitments. Delays in communication were costly. For example, one customer advised your Company of a substantial promotion plan months after the Company had completed its commitments to purchase the retailer's forecasted needs. Timing was such that the promotional product was ordered at the point in time that costs were at their peak.

Despite predictions of further costs increases (oil was projected to increase another 25% to $200 per barrel by the end of 2008), and further depreciation of the U.S. dollar (pundits believed the dollar by year-end would depreciate an additional 4.7% vis-à-vis the Chinese currency), costs by July had peaked. Demand for commodities slowly began to drop and by year-end, with the fall of oil from $147 per barrel to under $40, commodity costs had declined to more normal levels. There was no corresponding decline in the value of the Chinese currency. In fact the dollar continued its slide, albeit at a nominal pace. As a result, the cost declines, although most appreciated, were not as meaningful as they might otherwise have been. Moreover, given the seasonal nature of the business, the timing of the price declines had little impact on the year. All product had been ordered for 2008, long before the costs decreased. The ability to take advantage of the lower costs for the first half of the following year would be largely dependent on Christmas sell-through. Finally, the declines were expected to be of relatively short duration as they were not a function of over capacity, but of unrealistic pricing stemming from an over supply during an economic slowdown. It is more economical for many producers to shut down production than to provide additional materials at the current pricing. As a result, when the excess supply is sold, costs are expected to once again climb.

As the economy worsened, retailers began to modify their planning—dropping product or canceling promotions despite the fact that their suppliers had purchased the product and it was on the water or in the supplier's warehouse. A bizarre and frustrating retail policy known as "open to buy" also began to block purchases. Under "open to buy," stores are not allowed to buy product that is selling because the store has too much inventory of other items that are not selling. Until the slow moving product sells, the retailer is barred from purchasing that which does sell. Thus despite the fact that small appliances were selling briskly, retailers were unable to purchase product in the quantity needed to support demand, because other items, e.g., clothing, were doing poorly.

Between retailers' failure to purchase product that would have sold and the slow movement of higher-end products, holiday season sell-through was not as high as forecasted, and in turn resulted in a carryover of more inventory than desired, particularly in light of the availability of lower cost commodities at year-end.

Despite the troubled economy and retail base, the segment does enjoy the benefits of a strong portfolio of well designed, high quality products which include items the currently frugal American consumer desires to purchase. Unlike many of its competitors, it also has the financial resources to both make advance commitments for and to carry adequate inventory to service its customers. As such it is in a position to survive and even prosper in a downturn.

New Products

New products are typically developed several years in advance of their introduction. Had your Company had a crystal ball as to the state of the economy during Christmas 2008, it would have focused on different items. In any event, 2008 proved to be a difficult environment in which to introduce any new product. Several retailers' plans to purchase new products were cancelled at the last minute based on upper management decisions to leave assortments unchanged. Due to the economy, retailers tended to avoid higher-end products. Consumers favored low cost appliances and cookware with all around utility over promotionally-priced single-purpose impulse items. Even products that were ideal for the economy, like the timer described below, failed to secure meaningful placement.

In response to the then preference for luxury items, your Company had introduced the first in a series of stainless steel appliances as part of its department store line during the


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prior year: its 12-inch Electric Stainless Steel Skillet. Two new entries to the series were unveiled in 2008, a versatile 6-Quart Options™ multi-cooker complete with basket for deep frying, steaming, boiling, and making soups shown at A and at B, a wok that provides the high searing temperatures needed for authentic stir frying. Like the skillet, both products are high-end items made of gleaming luxurious stainless steel, have aluminum-clad bases that assure ultra fast and even heating, a tempered glass cover with stainless steel rim and handle, and the Presto® Control Master® heat control which maintains proper cooking temperatures, automatically. Both are also completely immersible and dishwasher safe.

In the past, the ideal Christmas product was a promotionally-priced impulse item. Depicted at C is such an item, the QuickBurger™ electric hamburger cooker. The burger cooker is a convenient way to make an extra juicy and delicious quarter-pound hamburger in minutes. The resulting burger is healthier as it is broiled rather than fried; grease drips into a pan, reducing both calories and fat content. The cover latches to assure no-spatter cooking and can also be used as a grilling surface for frying or scrambling eggs.


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PRESTO DIGITAL TIMER
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The Company's final introduction illustrated at D is a new electronic digital timer. The combination of an extra large, easy-to-read screen with a timer that is ultra simple to use, along with very friendly retail pricing (under ten dollars), makes it an ideal product for an aging America. The timer counts down from 99 minutes, and an alarm sounds when the time has elapsed. It also counts up, doubling as a handy stopwatch. The back of the timer contains a convenient clip, easel stand, and magnet which allows the timer to be used in virtually any position. The battery, which is included, is an easy-to-find standard AAA battery.

Despite a disappointing reception in their introductory year, several of the new 2008 products should provide real contributions in years to come when the economy improves.

Presto Manufacturing Company
Jackson, Mississippi

Once the site of the manufacture of pressure cookers and small appliances, this facility was transformed into a warehouse in 2004 and is under the management of Canton Sales & Storage Company.

Jackson Sales and Storage Company
Jackson, Mississippi

Canton Sales & Storage Company
Canton, Mississippi

Both facilities serve as distribution centers for the Company's pressure cookers and appliances. Both also enjoy free port status and comparatively low cost ratings under shipper's tariff schedules for merchandise consigned to most markets.

The importance of these operations within the Company's complex has become significantly enhanced, since logistical tasks and consequent space needs are exacerbated with overseas sourcing of the products to be stored. Stocking inventories in depth is a requirement of doing business.

National Holding Investment Company
Wilmington, Delaware

This subsidiary provides the capital for corporate growth whether by horizontal or vertical means. Given the significance of cash in the current economy, the financial players in the mergers and acquisition market have all but disappeared, providing the potential opportunity to secure acquisitions at reasonable values. Funds in excess of immediate capital needs are in relatively risk-free, short-term instruments, thus assuring their ready availability for both internal expansion and acquisitions.

The Federal Reserve Board establishes the parameters for short-term investments and the return thereon. In 2008, the Federal Reserve Board reduced the federal funds rate in seven increments from 4.5% to a target of 0% to 0.25%, a move that will ultimately prove inflationary. Certainly, it has depressed yields. The reduction in yields served to decrease earnings by 19.7% from 2007 levels.

DEFENSE SEGMENT:

AMTEC Corporation
Janesville, Wisconsin

Spectra Technologies, LLC
(A subsidiary of AMTEC Corporation)
East Camden, Arkansas

Amron
(A division of AMTEC Corporation)
Antigo, Wisconsin

AMTEC's product line includes ordnance items such as low and high velocity 40mm training cartridges (pictured at A), non-lethal sponge grenades (depicted at B) and high explosive tactical rounds (shown at C). It is one of two prime


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contractors producing the complete complement of 40mm cartridges for the U.S. government under a five-year contract. Spectra Technologies, LLC, East Camden, Arkansas, performs load, assemble, and pack (LAP) operations for explosive ordnance as a prime contractor of the Department of Defense (DOD) and as a subcontractor for other DOD prime contractors. LAP production involves the loading of explosives for ammunition and a variety of demolition devices. Amron, Antigo, Wisconsin, manufactures medium caliber cartridge cases (20mm, 25mm, 30mm and 40mm) for the prime contractors to the U.S. Armed Services, which include its parent, AMTEC.

During the review year, sales and earnings increased by 6% and 19%, respectively over those enjoyed in 2007. Although the 40mm systems contract played an important part in the increased sales, other business generated by Spectra and Amron also contributed to the increase. Efficient operation at both AMTEC and AMRON was instrumental in the generation of increased profitability. Unlike your Company's other two segments, material cost increases have not had a major impact on the Defense segment due to the nature of the backlog, which in most instances enables the segment to lock in pricing for materials well in advance of production and the existence of some protection (albeit limited) through small annual cost escalation provisions on the two key commodities: steel and aluminum.

If the year held any disappointment, it was the slow start to the program to load, assemble, and pack 40mm cartridges. Due to delays in securing government approval of innovative equipment, along with technical issues that had to be addressed, the project was largely deferred until 2009, with minimal deliveries in 2008. As of year-end, however, it appeared that all issues had been resolved. Steady shipments are anticipated in the new year.

2008 marked the performance of year number three of the five-year 40mm systems contract; in 2009, the Defense segment will be entering into the penultimate year. 2009 is also the year in which the contract covering the next five years, beginning in September 2011, will be bid. As such, it will be a critical year. The new five-year contract is not expected to be awarded, however, until 2010.

As in 2007, Defense backlog as of year-end 2008, was in a healthy position. The backlog was approximately $265 million compared to the prior year's $230 million.

ABSORBENT PRODUCT SEGMENT:

Presto Absorbent Products, Inc. (PAPI)
Eau Claire, Wisconsin

Most of the products produced by this subsidiary are under private label. Products are primarily adult briefs and underwear. Baby diapers and training pants are also manufactured.

PAPI enjoyed an increase in revenues in 2008 of 12%, compared to those realized in 2007. As anticipated in last year's report, PAPI's efficiency continued to improve, however, material cost increases prevented it from attaining profitability. It was clear at the end of the prior year that there would be significant material price increases in 2008. Film back sheets, cloth-like back and top sheets, super absorbent polymer that absorbs body fluids, adhesives, fastening tapes, hook and loop fasteners, elastics and the bags in which the product is packed are all derived from petroleum. The steady climb in the price of oil assured sizable increases in the cost of these commodities as well as the price to transport both them and the finished product. The cost of fluff pulp, another key ingredient, also soared. The decline in the dollar vis-à-vis the Euro precipitated by the Federal Reserve Board's easy money policy, made U.S. pulp a bargain in Europe. As a result, pulp became both scarce and expensive at home. Overall, material costs increased approximately 18% from year-end 2007 levels, which were already high. That kind of increase decimates profitability in a narrow margin business like absorbent products. Declines in a significant customer's volume during the first half of the year, also had an unfavorable impact on profitability, as the subsidiary was not able to fully utilize the additional capacity generated through improved efficiency during that period and lost skilled operating personnel in the process.

The high cost of materials resulted in a major thrust to redesign PAPI's highest volume products, its lines of adult briefs, to use less material more effectively and to run on PAPI's high speed lines more efficiently. The new design is scheduled for implementation in second quarter 2009. With the decline in oil pricing and the strengthening of the dollar against the Euro that occurred late in 2008, material costs decreases are anticipated for at least some portion of 2009. The combination of the new design and reduced material costs will be instrumental in 2009 to placing the subsidiary on the road to profitability. The ability to fully utilize the additional capacity that is generated through efficiency likewise will be a key bottom line factor. As of this writing, the segment was in the process of negotiating a multi-year contract with its major customer, as well as exploring options to diversify its customer base.

The products on the following pages and those shown on page 6 provide a representation of the complete Presto® product line.

A. Pizzazz® pizza oven

This revolutionary pizza oven bakes a perfect pizza fast—whether it's fresh, frozen, regular or rising crust. Unlike ordinary ovens, there's no preheat time necessary. As the pan rotates, top and bottom elements cook the topping and crust at two different heat settings, assuring even baking at the perfect temperature. The elements can also be selected independently for pizza baked-to-order. Heating elements shut off at the end of the cooking time, and the timer signals when the pizza is done. The removable nonstick baking pan easily wipes clean and is compact for convenient storage.

B. Presto® 12-inch Electric Stainless Steel Skillet

This luxurious skillet with high sidewalls and a tempered glass cover is convenient for every meal and makes a charming presentation on the countertop and table when entertaining. An aluminum-clad bottom ensures ultra fast heat-up and even distribution. The Control Master® heat control maintains cooking temperatures automatically.

C. Presto® 16-inch Electric Skillet

Fry, grill, roast, or make one-dish meals in this extra sized, high-sidewall skillet. Its durable EverNu™ cover won't dent, warp, or peel, and the high dome design easily accommodates large roasts, fowl or ham. The skillet's heavy cast aluminum base with nonstick finish provides quick, even heat distribution with stick-free cooking and easy cleaning. The Control Master® heat control accurately maintains proper cooking temperatures and detaches for complete immersibility.

11-inch Electric Skillet also available.

D. Presto® 16-inch Electric Skillet with Glass Cover

This skillet features the generous nonstick cooking surface and extra high sidewalls found in the skillet shown in C, along with a tempered see-through glass cover. Uniquely and beautifully styled handles enable it to double as a buffet server. Accurate cooking temperatures are maintained automatically with the Control Master® heat control.

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Presto® Electric Griddles

Presto® has met the changing needs of today's family with these handy, affordable electric griddles. Each griddle features heavy cast aluminum construction for even heat distribution and a deluxe nonstick finish for stick-free cooking and easy cleaning. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

E. Cool Touch Electric Foldaway™ Griddle

This griddle has an efficient "square" shape that holds more eggs, pancakes, and sandwiches than conventional rectangular griddles. Its exclusive Foldaway™ feature allows the legs to fold up for compact storage, saving valuable cabinet space. It stores easily in most cabinets. The griddle has a cool-touch surround with a handy slide-out drip tray. It is fully immersible and fits in most dishwashers.

F. Liddle Griddle® mini-griddle

The perfect mini-griddle for singles and couples. Its 8½-by 10½-inch nonstick cooking surface makes one or two servings with virtually all the convenience of the larger griddles. A built-in grease trough catches grease drippings for healthier cooking.

G. Tilt'nDrain™ BigGriddle® cool touch griddle

This griddle cooks as many as 12 slices of french toast, 12 pancakes or 12 sandwiches at a time—50% more than standard jumbo sized griddles. The product features special "Tilt'nDrain" handles. Pull the handles out and the cooking surface tilts to accelerate drainage of oils from bacon, sausage, hamburgers and other meats; push the handles in and the surface returns to the normal level position, ideal for eggs, pancakes, and french toast.

H. Cool Touch Electric Tilt'nDrain™ griddle

This griddle's square-like shape not only maximizes the efficient use of counter and storage space, but also provides a generous cooking surface that can handle up to nine slices of french toast —12.5% more than standard jumbo sized griddles. Like the griddle shown in G, above, it too boasts the "Tilt'nDrain" feature, easily adjusting from a level grilling surface for eggs and pancakes to a tilted draining surface for bacon and other meats.

I. Cool Touch Electric Griddle

This sleek family-size griddle offers a generous 10½- x 20-inch cooking area that's ideal for any meal or appetizer. Its protective cool-touch base features a handy slide-out drip tray that removes for easy cleaning.

Presto® 16-inch Electric Griddle also available.


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A. Stainless Steel Digital ProFry™ immersion element deep fryer

This professional-style deep fryer features digital controls which include an adjustable thermostat and countdown timer. A handy light signals when the oil has reached the desired temperature. The fryer has a generous nine-cup capacity and an 1800-watt immersion element which enables quick preheating and fast oil recovery, ensuring perfect, crisp foods every time. It also has a filtered cover to reduce spattering and odors. The frying vessel is removable and easily cleaned, as it is immersible and dishwasher safe. Attractively styled with a stainless steel surround, the unit is a handsome addition to any kitchen.

B. Stainless Steel Dual Basket ProFry™ immersion element deep fryer

This 12-cup capacity deep fryer offers dual baskets for frying two foods at once or extra large batches. It fries perfect, crisp food every time. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery. The handy oblong-shaped baskets are the ideal shape for frying large pieces of chicken or fish. A variety of cooking temperatures can be selected with the adjustable thermostat, and the handy signal light indicates when the oil is ready for frying. The cover with filter is included to reduce spattering and odors. Both the heating element and enameled pot remove for fast cleanups.

C. CoolDaddy® cool touch deep fryer

Fry up to six big servings of food in this compact cool-touch deep fryer. The exterior handle allows food to be lowered into the oil with the cover closed to prevent spattering. The replaceable charcoal filter absorbs frying odors. Temperature settings are easily selected with the adjustable thermostat. The signal light indicates when the oil is ready for frying. The nonstick pot removes for quick and easy cleaning.

Electric Deep Fryers

No matter the size of the family, this Presto® category of fast, easy electric deep fryers includes a model of just the right size. Each features a preset thermosat to hold the ideal frying temperature automatically. Snap-on lids permit oil storage in the fryers without spills or odor. The handy scoop stirs, separates, lifts, drains, and serves.

D. FryDaddy® electric deep fryer

This family-sized deep fryer makes four generous servings with four cups of oil. It's great for sizzling up golden french fries, crispy chicken, and crunchy onion rings.

E. GranPappy® electric deep fryer

The GranPappy® deep fryer makes six servings with six cups of oil. It is the ideal fryer for a large family or parties, as it easily prepares plenty for all.

F. DualDaddy™ electric deep fryer

In addition to frying up to eight servings of food, this unique fryer features a handy divider that enables two different foods to fry at the same time without intermingling. With the divider removed, the fryer's oval shape will easily accommodate large pieces of chicken or fish.

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G. & H. Presto® Pressure Cookers

Presto® pressure cookers are the ideal cooking tool for today's busy lifestyle. Meals with poultry, meat, fish, rice, and vegetables cook to perfection in minutes—three to ten times faster than ordinary cooking methods. With the handy cooking rack in place, several foods can cook at once with no intermingling of flavors, colors, and odors. The cover lock indicator shows at a glance if there's pressure inside the cooker. Pressure Cookers are available in polished aluminum and in luxurious, gleaming stainless steel in a variety of sizes. Shown at G is the Presto® 8-Quart Aluminum Pressure Cooker. Its durable aluminum construction provides quick and even heating. Illustrated at H is the 6-Quart Stainless Steel Pressure Cooker. Its tri-clad impact-welded base assures uniform heat distribution, making it a product that is both practical and beautiful.

Aluminum models also available in 4- and 6--quart sizes.
Stainless steel model also available in 4-quart size.

I. Presto ® Pressure Canners with Readable Steam Gauge

Presto® pressure canners provide convenient home canning of vegetables, fruits, meats, and seafood. Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. These deluxe canners feature a readable steam gauge for accurate pressure control. The air vent/cover lock allows pressure to build only when the cover is closed properly and prevents the cover from being opened until pressure is safely reduced. Canners are constructed of strong, warp-resistant aluminum for fast, even heating.

Available in liquid capacities of 16- and 23-quart sizes. (23-quart size shown).
Also available without steam gauge in 16-quart liquid capacity size.

J. Electronic Clock/Timer

This handsome timer offers four handy functions in one compact unit—timer, stopwatch, calendar, and clock. The easy-to-read digital display shows hours, minutes, and seconds. It times up to 24 hours with a loud electronic tone that signals when time is up. As many as four activities can be timed at once. The memory stores three different timer settings. The special clip-on back converts to an easel stand and has a magnet that adheres to metal surfaces. A heavy-duty battery is included.

K. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! Its ease of handling and interchangeable slicing and shredding cones give today's cook an edge on preparing fast, nutritious meals every day. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store most anywhere.

L. Professional SaladShooter® electric slicer/shredder

While retaining the features of the original slicer/shredder, this step-up model provides professional size, power, and capacity. The extra large food chamber holds whole potatoes and more. Adapting to large or small loads is easily achieved with an adjustable food guide. Four processing cones enable this unit to make thick and thin slices, ripple cuts, and shreds. A funnel guide is also provided to direct ingredients precisely where desired.


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A. PopLite® hot air corn popper

Pop with hot air, not oil, for a terrific low-calorie snack. This unit pops regular or gourmet popping corn into delicious puffs of popcorn with no saturated fats or added calories. The product is fast, popping up to 18 cups of gourmet popcorn in less than 2½ minutes. For butter lovers, the detachable butter cup conveniently melts butter and doubles as a handy measuring cup.

Presto® Orville Redenbacher's hot air popper also available.*

B. PowerPop® microwave multi-popper

This microwave popper has truly proven itself as the popper that really works. It makes up to three quarts of fluffy, delicious popcorn with virtually no unpopped kernels. Popcorn can be prepared with butter for a true butter flavor or without shortening for a lighter, low-fat snack. Its superior performance has given it the endorsement of Orville Redenbacher's* Gourmet Popping Corn. The popper bowl and cover are fully immersible and dishwasher safe.

**Orville Redenbacher's is a registered trademark of ConAgra Foods, Inc.*

C. LeverEdge™ cutting center

The LeverEdge™ cutting center offers an easy method for cutting through squash and other ultra hard vegetables, as well as fast chopping and slicing with precision. The cutting center includes two cutting surfaces and two special stainless steel knives. The patented pivot system provides the extra leverage needed to cut hard foods with ease. A special blade lock holds the knife in place for fast and precise chopping and slicing. The cutting center will also slice bread evenly and ripple cut fruits and vegetables. Its base is completely immersible and dishwasher safe. The pivot post folds down for convenient storage.

D. PowerCrisp™ microwave bacon cooker

Make crisp, delicious bacon in your microwave oven with this special bacon cooker. Bacon cooks leaner and healthier than pan-fried because the fat drips away from the bacon into a deep base. An easy-grasp handle wraps around the entire base so it's always within reach. The bacon cooker is fully immersible and dishwasher safe. Removable cooking racks separate and stack in the base for easy storage.

E. FlipSide™ Belgian Waffle Maker

This handsomely-styled waffle maker bakes an extra large and thick restaurant-style belgian waffle. The key to the product is the patent pending flip mechanism which enables the unit to rotate 180 degrees for a waffle with a crisp exterior and a fluffy, tender interior. The unique flip mechanism includes a lock with which the homemaker can lock the waffle maker after use in the vertical position. In that position, it consumes minimal space in the cabinet or on the counter. A conveniently located digital timer at the base of the unit signals when the waffle is done. Heavy die cast waffle grids are coated with a premium nonstick coating insuring fast heat-up, speedy cooking, perfect browning and easy release every time.

F. Kitchen Kettle™ multi-cooker/steamer

Remarkable versatility enables this product to be used for roasting, steaming, blanching, boiling, stewing, and simmering. Accurate cooking temperatures are maintained with the Control Master® heat control. Heavy cast aluminum construction heats evenly and resists warping. The nonstick finish, inside and out, provides stick-free cooking and easy cleaning. This unit is fully immersible in the sink or dishwasher with the heat control detached.



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G. Peel a Meal™ electric peeler

Peel potatoes the fast and easy way with this handy electric peeler. It peels up to two pounds in one to four minutes. It also peels apples for delicious apple pie and more. A bonus salad spinner attachment is included for quickly drying leafy vegetables. Bowl and peeling disc are dishwasher safe for easy cleaning.

H. Electric Tea Kettle

This contemporary tea kettle successfully combines service with style. Boasting speed faster than a microwave, it boils up to a full quart of water superfast for tea, instant coffee, hot chocolate, gelatin desserts, or a quick cup of soup. A built-in whistle alerts the user when water has reached a boil. An internal thermostat automatically shuts the kettle off if it boils dry. The anodized interior base resists mineral buildup.

I. Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot automatically. A signal light indicates when coffee is ready to serve. Stainless steel construction ensures lasting beauty and easy cleaning.

J. MyPod™ refillable coffee holders

This coffee holder is designed to be used with Senseo* pod coffee makers. Pod coffee makers brew a single cup of gourmet coffee from a commercially packaged pod in about a minute directly into the serving cup. The MyPod™ coffee holder enables consumers to use their own fresh ground coffee, making it possible for them to brew a favorite blend or flavor and providing instant cost savings. Since coffee ground from whole beans can be used, freshness is assured. MyPod™ refillable coffee holders include the special holder that replaces the one that accompanies the coffee maker, 100 filters, and a measuring scoop.

**Senseo is a trademark of Koninklijke Philips Electronics N.V. LTD. LIAB. CO.*

K. HeatDish® Plus Footlight® parabolic electric heater

This handsome black heater features a parabolic reflector that enables it to concentrate heat so effectively that it feels three times warmer than 1500-watt convection heaters, yet uses only 1000 watts. Heat is felt directly, almost instantly, without first heating the entire room. An infinite range of heat settings is available with the top-mounted thermostatic control. The illuminated Footlight® base indicates if the heater is plugged in. Special safeguard features include an automatic shut-off in case of overheating or accidental tip-over and a loud buzzer that warns if tip-over occurs while the heating element is energized.

**Also available in white*

L. ShineOn™ electric shoe polisher

Shine men's, women's, and children's shoes like a professional with the Presto® shoe polisher. It's a complete shoe care kit containing 1) a sleek powerful black and silver power handle; 2) two color-coded polishing brushes, one black and one brown which fit on the power handle, providing an automated, easy way to polish shoes; 3) two color-coded buffing pads—one black and one brown which attach to the power handle for the final touch—powered buffing that provides a professional gleam with automated ease; 4) a handy storage tray; and 5) two color-coded polish applicators, one black and one brown for convenient and tidy manual application of polish-paste or cream to shoes.


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Presto® Professional Line

The Presto® Professional family of appliances is designed for the upscale housewares category in department stores. They enjoy perceptible appearance differences from the comparable products sold under the Presto® label.

A. 8-Quart Stainless Steel Pressure Cooker with Quick Pressure/Steam Release

This pressure cooker is crafted of gleaming stainless steel. Quick, even heating is assured with a tri-clad base featuring a layer of aluminum sandwiched between two layers of stainless steel. It features a quick pressure/steam release system that expedites the cooling process. A handy stainless steel steamer basket allows several foods to cook at once.

B. CoolDaddy® cool touch deep fryer

This attractive cool-touch fryer is great for making up to six big servings of food, fast and easy. The exterior handle enables food to be lowered into the hot oil with the cover closed to prevent spattering. Select the desired temperature settings with the adjustable thermostat. A signal light indicates when the oil is ready for frying. The replaceable charcoal filter absorbs frying odors. The nonstick pot removes for quick and easy cleaning.

C. Options™ multi-cooker/steamer

This attractive nonstick multi-cooker steams seafood, vegetables, and rice; roasts pork, beef, and poultry; boils pasta; cooks soups, stews, and casseroles; and deep fries chicken and fish. A basket is included for convenient steaming, blanching, and deep frying. The tempered glass cover allows the user to monitor cooking progress. The Control Master® heat control maintains accurate temperatures. The multi-cooker is fully immersible.

D. EverSharp™ electric knife sharpener

This handy appliance produces professional sharpening results at home on household and sporting knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

E. Electric Skillet and Server

This nonstick skillet is ideal for roasting, frying, stewing, and braising. Designed with an attractive oval shape and tempered glass cover, it easily transitions to a buffet-style server with the same generous capacity as other jumbo skillets. Cooking and keep-warm temperatures are automatically maintained with the Control Master® heat control. With the heat control removed, the skillet is fully immersible and dishwasher safe.

F. 22-inch Electric Griddle

An extra large cooking surface makes this griddle big enough for even the largest family. It offers a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. The griddle is fully immersible with the heat control removed. The slide-out drip tray catches grease drippings for quick cleaning.

National Presto Industries, Inc.

Consolidated Balance Sheets

(In thousands except share and per share data) DECEMBER 31,	2008		2007	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		$ 24,692		$ 26,715
Marketable securities		121,217		116,559
Accounts receivable	$ 76,074		$ 88,621	
Less allowance for doubtful accounts	480	75,594	703	87,918
Inventories:				
Finished goods	30,222		31,681	
Work in process	33,976		25,831	
Raw materials	7,522	71,720	7,973	65,485
Deferred tax assets		4,539		5,694
Other current assets		1,754		1,408
Total current assets		299,516		303,779
PROPERTY, PLANT AND EQUIPMENT:				
Land and land improvements	1,905		1,905	
Buildings	19,971		16,964	
Machinery and equipment	72,122		71,522	
	93,998		90,391	
Less allowance for depreciation	39,266	54,732	31,129	59,262
GOODWILL		11,485		11,485
OTHER ASSETS		150		150
		$365,883		$374,676
LIABILITIES				
CURRENT LIABILITIES:				
Accounts payable		$ 32,325		$ 40,381
Federal and state income taxes		4,217		5,795
Accrued liabilities		15,347		30,599
Total current liabilities		51,889		76,775
DEFERRED INCOME TAXES		3,389		3,290
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY				
Common stock, $1 par value: Authorized: 12,000,000 shares at December 31, 2008 and 2007 Issued: 7,440,518 shares at December 31, 2008 and 2007 Outstanding: 6,848,252 and 6,839,298 shares at December 31, 2008 and 2007, respectively	$ 7,441		$ 7,441	
Paid-in capital	1,735		1,496	
Retained earnings	319,362		304,246	
Accumulated other comprehensive income	536		176	
	329,074		313,359	
Treasury stock, at cost, 592,266 and 601,220 shares at December 31, 2008 and 2007, respectively	18,469		18,748	
Total stockholders' equity		310,605		294,611
		$365,883		$374,676

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Earnings

(In thousands except per share data) YEARS ENDED DECEMBER 31,	2008	2007	2006
Net sales	$448,227	$420,716	$304,681
Cost of sales	368,013	344,361	248,338
Gross profit	80,214	76,355	56,343
Selling and general expenses	16,933	22,395	19,813
Goodwill impairment	–	–	500
Operating profit	63,281	53,960	36,030
Other income, principally interest	4,270	4,247	4,349
Earnings before provision for income taxes	67,551	58,207	40,379
Provision for income taxes	23,368	19,584	12,419
Net earnings	$ 44,183	$ 38,623	$ 27,960
Weighted average shares outstanding:			
Basic	6,845	6,836	6,831
Diluted	6,845	6,836	6,831
Net earnings per share:			
Basic	$ 6.45	$ 5.65	$ 4.09
Diluted	$ 6.45	$ 5.65	$ 4.09

Consolidated Statements of Stockholders' Equity

(In thousands except share and per share data) YEARS ENDED DECEMBER 31, 2008, 2007, 2006	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance December 31, 2005	$7,441	$1,135	$277,033	$(141)	$(18,933)	$266,535
Net earnings	–	–	27,960	–	–	27,960
Unrealized gain on available-for-sale securities, net of tax	–	–	–	119	–	119
Total comprehensive income	–	–	–	–	–	28,079
Dividends paid, $2.12 per share	–	–	(14,474)	–	–	(14,474)
Other	–	142	–	–	60	202
Balance December 31, 2006	7,441	1,277	290,519	(22)	(18,873)	280,342
Cumulative effect of adopting FASB Interpretation No. 48	–	–	1,062	–	–	1,062
Net earnings	–	–	38,623	–	–	38,623
Unrealized gain on available-for-sale securities, net of tax	–	–	–	198	–	198
Total comprehensive income	–	–	–	–	–	38,821
Dividends paid, $3.80 per share	–	–	(25,958)	–	–	(25,958)
Other	–	219	–	–	125	344
Balance December 31, 2007	7,441	1,496	304,246	176	(18,748)	294,611
Net earnings	–	–	44,183	–	–	44,183
Unrealized gain on available-for-sale securities, net of tax	–	–	–	360	–	360
Total comprehensive income	–	–	–	–	–	44,543
Dividends paid, $4.25 per share	–	–	(29,067)	–	–	(29,067)
Other	–	239	–	–	279	518
Balance December 31, 2008	$7,441	$1,735	$319,362	$536	$(18,469)	$310,605

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands) YEARS ENDED DECEMBER 31,	2008	2007	2006
Cash flows from operating activities:			
Net earnings	$ 44,183	$ 38,623	$ 27,960
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Provision for depreciation	8,794	8,485	7,891
Deferred income taxes	1,060	3,350	(938)
Goodwill impairment	–	–	500
Other	1,059	1,085	1,324
Changes in operating accounts, net of acquisitions:			
Accounts receivable, net	12,324	(22,871)	(33,063)
Inventories	(6,235)	(9,993)	(15,904)
Other current assets	(346)	(371)	856
Accounts payable and accrued liabilities	(23,308)	19,897	18,133
Federal and state income taxes	(2,203)	(173)	(1,253)
Net cash provided by operating activities	35,328	38,032	5,506
Cash flows from investing activities:			
Marketable securities purchased	(138,113)	(93,965)	(53,472)
Marketable securities—maturities and sales	134,009	74,630	68,287
Acquisition of property, plant and equipment	(4,370)	(6,224)	(7,271)
Acquisition of businesses and earnout payments	–	(6,748)	(13,834)
Sale of property, plant and equipment	–	211	9
Net cash used in investing activities	(8,474)	(32,096)	(6,281)
Cash flows from financing activities:			
Dividends paid	(29,067)	(25,958)	(14,476)
Other	190	41	(76)
Net cash used in financing activities	(28,877)	(25,917)	(14,552)
Net increase (decrease) in cash and cash equivalents	(2,023)	(19,981)	(15,327)
Cash and cash equivalents at beginning of year	26,715	46,696	62,023
Cash and cash equivalents at end of year	$ 24,692	$ 26,715	$ 46,696
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 23,930	$ 16,586	$ 14,608

Supplemental disclosure of non-cash investing and financing activities:

As of December 31, 2008, 2007, and 2006, the unrealized gain (loss) on available-for-sale securities, net of tax, was $536,000, $176,000, and ($22,000).

During 2008, 2007, and 2006, $0, $0, and $500,000, respectively, were recorded for goodwill related to the acquisition of NCN Hygienic Products, Inc. During 2008, 2007, and 2006, $0, $0, and $4,041,000, respectively, were accrued pertaining to the acquisition of certain assets of Amron, LLC.

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

Notes to Consolidated Financial Statements

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Use of Estimates in the Preparation of Financial Statements

In preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2) Principles of Consolidation

The consolidated financial statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated. For a further discussion of the Company's business and the segments in which it operates, please refer to Note N.

(3) Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents: The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds. The Company deposits its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits. Money market funds are reported at fair value determined using quoted prices in active markets for identical securities (Level 1, as defined by Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*).

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $7,356,000 and $11,711,000 at December 31, 2008 and 2007, are included as reductions of cash and cash equivalents or bank overdrafts in accounts payable, as appropriate.

Marketable securities: The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Highly liquid, tax-exempt variable rate demand notes with put options exercisable in three months or less are classified as marketable securities.

At December 31, 2008 and 2007, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 is shown in the table. Fair values are determined using significant other observable inputs (Level 2, as defined by Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*), which include quoted prices in markets that are not active, quoted prices of similar securities, or other inputs that are observable.

(In thousands)	MARKETABLE SECURITIES			
	AMORTIZED COST	FAIR VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES
December 31, 2008				
Tax-exempt Government Bonds	$120,392	$121,217	$833	$8
December 31, 2007				
Tax-exempt Government Bonds	$116,288	$116,559	$279	$8

Proceeds from sales of marketable securities totaled $134,009,000 in 2008, $74,630,000 in 2007, and $68,287,000 in 2006. Gross gains related to sales of marketable securities totaled $118,000, $0, and $0 in 2008, 2007, and 2006, respectively. There were no gross losses related to sales of marketable securities in 2008, 2007, and 2006. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income and were gains (losses) of $825,000, $271,000 and ($33,000) before taxes at December 31, 2008, 2007, and 2006, respectively. Unrealized gains of $74,000, $0, and $0 were reclassified out of accumulated other comprehensive income (loss) during the years ended December 31, 2008, 2007, and 2006, respectively.

The contractual maturities of the marketable securities held at December 31, 2008 are as follows: $40,535,000 within one year; $41,967,000 beyond one year to five years; $20,617,000 beyond five years to ten years, and $18,098,000 beyond ten years. All of the instruments in the beyond five year ranges are variable rate demand notes which as noted above can be tendered for cash at par plus interest within seven days. Despite the stated contractual maturity date, to the extent a tender is not honored, the notes become immediately due and payable.

(4) Fair Value of Financial Instruments

The carrying amount for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

(5) Accounts Receivable

The Company's accounts receivable are related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 30 to 60 days. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and the specific circumstances of the customer. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible and is determined based on the Company's historical collection experience, adverse situations that may affect the customer's ability to pay, and prevailing economic conditions.

(6) Inventories

Housewares/Small Appliance segment inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Inventories for the Defense and Absorbent Products segments are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

(7) Property, Plant and Equipment

Property, plant and equipment are stated at cost. For machinery and equipment, all amounts which are fully depreciated have been eliminated from both the asset and allowance accounts. Straight-line depreciation is provided in amounts sufficient to relate the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 15 to 20 years for land improvements. The Company reviews long lived assets consisting principally of property, plant, and equipment, for impairment when material events and changes in circumstances indicate the carrying value may not be recoverable.

(8) Goodwill

The Company recognizes the excess cost of an acquired entity over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated, such as the occurrence of an event that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. Goodwill impairments of $0, $0, and $500,000 were recognized during 2008, 2007, and 2006, respectively, related to the Company's Absorbent Products segment. The Company's goodwill as of December 31, 2008 and 2007 was $11,485,000 relating to its Defense Products segment. In addition, the value of goodwill was $0 related to the Housewares/ Small Appliances and Absorbent Products segments at both December 31, 2008 and 2007.

The Company's annual impairment testing dates were September 29, 2008, October 1, 2007, and October 2, 2006. As of the testing date in 2006, goodwill for the Absorbent Products segment was deemed impaired because of the declining profitability and losses experienced by the segment in 2006. Using a multiple of earnings to estimate fair value, it was determined that goodwill was fully impaired. For the Defense segment, no impairment was indicated. The Company has no recorded intangible assets, other than goodwill.

(9) Revenue Recognition

For all of its segments, the Company generally recognizes revenue when product is shipped or title passes pursuant to customers' orders, the price is fixed and collection is reasonably assured. For the Housewares/Small Appliance segment, the Company provides for its 60-day over-the-counter return privilege and warranties at the time of shipment. Net sales for this segment are calculated by deducting early payment discounts and cooperative advertising from gross sales. The Company records cooperative advertising when revenue is recognized. During the prior year, certain warranty claims were reclassified and accounted for as returns and allowances. See Note A(10) for a description of the Company's policy for sales returns.

(10) Sales and Returns

Sales are recorded net of discounts and returns. The latter pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold with a return privilege. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

(11) Shipping and Handling Costs

In accordance with the Emerging Issues Task Force (EITF) issue 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company includes shipping and handling revenues in net sales and shipping costs in cost of goods sold.

(12) Advertising

The Company's policy is to expense advertising as incurred for the year and include it in selling and general expenses. Advertising expense was $4,000, $13,000, and $303,000 in 2008, 2007, and 2006.

(13) Stock Options

The Company adopted FASB Statement No. 123R using the modified prospective method. There was no stock-based compensation expense recognized in 2008, 2007, or 2006 since all previously granted stock options were granted and vested prior to the adoption of FASB Statement No. 123R. See Note F.

(14) Accumulated Other Comprehensive Income

The $536,000 and $176,000 of accumulated comprehensive income at December 31, 2008 and 2007, respectively, relate to the unrealized gain on the Company's available-for-sale marketable security investments. These amounts are recorded net of tax effect of $289,000 and $95,000 for 2008 and 2007, respectively.

(15) Product Warranty

The Company's Housewares/Small Appliance segment's products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 1 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through a corporate service repair operation. The Company's service and warranty programs are competitive with those offered by other manufacturers in the industry. The Company determines its product warranty liability based on historical percentages which have remained relatively consistent over the years.

The product warranty liability is included in accounts payable on the balance sheet. During the prior year, certain warranty claims were reclassified and accounted for as sales returns and allowances to properly reflect products returned by retailers. The following table shows the changes in product warranty liability for the period:

(In thousands)	2008	2007
Beginning balance January 1	$429	$2,692
Reclassification of certain warranty claims as sales returns and allowances	0	(2,597)
Accruals during the period	140	971
Charges/payments made under the warranties	(261)	(637)
Balance December 31	$308	$429

(16) Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported. Income tax contingencies are accounted for in accordance with Statement of Financial Accounting Standards No. 5 "SFAS 5"), *Accounting for Contingencies*. See Note H for summaries of the provision, the effective tax rates, and the tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities.

(17) Recently Issued Accounting Pronouncements

FASB 157: In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157") which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS 157 requires companies to provide additional disclosures based on that hierarchy. SFAS 157 was to be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, which delayed for one year the applicability of SFAS 157's fair-value measurements to certain nonfinancial assets and liabilities. The Company adopted SFAS 157 as of January 1, 2008, except as it applies to those nonfinancial assets and liabilities affected by the one-year delay. The financial assets of the Company are primarily comprised of cash equivalents, whose fair value was measured using Level 1 observable inputs, and marketable securities, whose fair value was measured using Level 2 observable inputs. The partial adoption of SFAS 157 did not have a material impact on the Company's consolidated financial position or results of operations. The Company does not expect the adoption of the remaining provisions of SFAS 157 to have a material effect on its consolidated financial statements.

FSP 157-3: In October 2008, the FASB issued FASB Staff Position 157-3 *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The adoption of FSP 157-3 did not have a significant impact on the Company's consolidated financial statements.

FASB 159: In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Liabilities–Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are not limited to, accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and firm commitments. On January 1, 2008, the Company adopted SFAS 159 and has not elected to use fair value measurement on any assets or liabilities under this statement.

FASB 141(R): In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (revised 2007) *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 141(R) to have a material impact on its current consolidated financial position and results of operations. However, depending upon the size, nature and complexity of future acquisition transactions, the adoption of SFAS 141(R) could materially impact the Company's consolidated financial statements.

FASB 160: In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements–an amendment of Accounting Research Bulletin No. 51* ("FAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FAS 160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company does not have any noncontrolling interests and, accordingly, does not expect the adoption of SFAS No. 160 to have a material impact on the Company's consolidated financial position or results of operations.

FASB 161: In March 2008, the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133* to enhance disclosures about an entity's derivative and hedging activities and improve the transparency of financial reporting. Entities will be required to provide enhanced disclosures about (a) how and why derivative instruments are used, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect the entities' financial position, financial performance and cash flows. These disclosures better convey the purpose of derivative use in terms of the risks that the entity is intending to manage by requiring fair value disclosures in a tabular format, providing more information about an entity's liquidity and requiring cross-referencing within the footnotes. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company does not hold the applicable derivative instruments and does not expect the adoption of SFAS 161 to have a material impact on the Company's consolidated financial position or results of operations.

FASB 162: In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles,* which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States of America (the GAAP hierarchy). This Statement became effective November 15, 2008. The Company does not expect the adoption of SFAS 162 to have a material effect on the Company's consolidated financial statements or related disclosures.

B. INVENTORIES:

The amount of inventories valued on the LIFO basis was $27,303,000 and $25,891,000 as of December 31, 2008 and 2007, respectively, and consists of Housewares/Small Appliance finished goods. Under LIFO, inventories are valued at approximately $4,437,000 and $2,419,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2008 and 2007, respectively. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the Housewares/Small Appliance segment.

The following table describes that which would have occurred if LIFO inventories had been valued at current cost determined on a FIFO basis:

Increase (Decrease) (In thousands except per share data)			
YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2008	($2,018)	$1,297	$ .19
2007	($1,425)	$933	$ .14
2006	($818)	$507	$ .07

This information is provided for comparison with companies using the FIFO basis.

Inventory for Defense, Absorbent Products, and raw materials of the Housewares/Small Appliance segments are valued under the first-in, first-out method and total $44,417,000 and $39,594,000 at December 31, 2008 and 2007. The 2008 FIFO total is comprised of $2,919,000 of finished goods, $33,976,000 of work in process, and $7,522,000 of raw material and supplies. At December 31, 2007 the FIFO total was comprised of $5,790,000 of finished goods, $25,831,000 of work in process, and $7,973,000 of raw material and supplies.

C. ACCRUED LIABILITIES:

At December 31, 2008, accrued liabilities consisted of payroll $4,814,000, product liability $6,030,000, environmental $2,700,000, plant closing costs $70,000, and other $1,733,000. At December 31, 2007, accrued liabilities consisted of payroll $20,824,000, product liability $5,350,000, environmental $2,810,000, plant closing costs $180,000, and other $1,435,000.

The Company is self-insured for health care costs, although it does carry stop loss and other insurance to cover claims once they reach a specified threshold. The Company is also subject to product liability claims in the normal course of business. It is partly self-insured for product liability claims, and therefore records an accrual for known claims and incurred but unreported claims in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations. The Company's policy is to accrue for legal fees expected to be incurred in connection with loss contingencies. See Note K for a discussion of environmental remediation liabilities.

D. TREASURY STOCK:

As of December 31, 2008, the Company has authority from the Board of Directors to reacquire an additional 504,600 shares. No shares were reacquired in either 2008 or 2007. Treasury shares have been used for the exercise of stock options and to fund a portion of the Company's 401(k) contributions.

E. NET EARNINGS PER SHARE:

Basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. There were no dilutive shares outstanding at December 31, 2008, 2007, or 2006.

The following is a reconciliation of basic and diluted net income per share for the years ended December 31, 2008, 2007, and 2006:

	(In thousands except per share data)		
	2008	2007	2006
Net earnings (1)	$44,183	$ 38,623	$27,960
Weighted average common shares outstanding (2)	6,845	6,836	6,831
Common share equivalents relating to stock options	–	–	–
Adjusted common and common equivalent shares for computation (3)	6,845	6,836	6,831
Net earnings per share:			
Basic (1 / 2)	$6.45	$5.65	$4.09
Diluted (1 / 3)	$6.45	$5.65	$4.09

F. STOCK OPTION PLAN:

The National Presto Industries, Inc. Stock Option Plan reserves 100,000 shares of common stock for grant to key employees. There were no stock options outstanding at December 31, 2008 or 2007. There were 0 shares exercisable at December 31, 2008 and 2007. No options were granted during the years ended December 31, 2008, 2007, or 2006. During 2008 and 2007, 0 and 250 shares, respectively, were exercised.

G. RETIREMENT PLANS:

Pension Plan: The Company has been contributing to a union-sponsored, multi-employer pension plan on behalf of union employees of the Amron division of its AMTEC subsidiary in accordance with the applicable union labor agreement. In December 2008, the union membership voted in favor of a withdrawal from the plan, and an amendment was made to the labor agreement authorizing the withdrawal. In December 2008, the Company permanently ceased to be obligated to contribute to the multi-employer pension plan, and instead agreed to contribute to a Company 401(k) Plan. (See 401(k) Plan at right.) It is possible in the future under the amendment to the labor agreement, if certain conditions are met, that contributions may be made once again to a pension plan rather than to the 401(k) Plan.

During 2008, the pension plan provided Amron with documentation stating that the approximate cost to withdraw from the plan was $239,000. The settlement of the withdrawal liability is expected to occur during the first quarter of 2009. Moreover, should all participants in the plan withdraw within the next two years, some portion of the plan liability could be reallocated to AMTEC. If that were to occur, AMTEC might be assessed retroactively for an additional withdrawal charge. Therefore, the actual cost to withdraw cannot be determined. The Company also agreed to make certain one-time payments to union employees and the Company 401(k) on their behalf totaling $109,000 during the first quarter of 2009. The Company has accrued for these liabilities, which are included in Accrued Liabilities on the Company's consolidated balance sheet.

The Company's contributions to the union pension plan were $402,000, $362,000, and $296,000 during the years ended December 31, 2008, 2007, and 2006, respectively.

401(k) Plan: The Company sponsors a 401(k) retirement plan that covers substantially all employees. Historically, the Company matched up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution was made with common stock. Starting in 2004, the Company began to match, in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation for certain employees. Contributions made from the treasury stock, including the Company's related cash dividends, totaled $517,000 in 2008, $475,000 in 2007, and $368,000 in 2006. In addition, the Company made cash contributions of $604,000 in 2008, $583,000 in 2007, and $552,000 in 2006 to the 401(k) Plan.

In addition, the Company will contribute amounts similar to those made to the union pension plan mentioned above to the 401(k) retirement plan covering its union employees at the Amron Division of the AMTEC subsidiary.

H. INCOME TAXES:

The following table summarizes the provision for income taxes:

(In thousands)	2008	2007	2006
Current:			
Federal	$20,213	$13,693	$11,396
State	2,205	3,140	1,961
	22,418	16,833	13,357
Deferred:			
Federal	973	2,974	(727)
State	(23)	(223)	(211)
	950	2,751	(938)
Total tax provision	$23,368	$19,584	$12,419

The effective rate of the provision for income taxes as shown in the consolidated statements of earnings differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRETAX INCOME		
	2008	2007	2006
Statutory rate	35.0%	35.0%	35.0%
State tax	2.1	3.3	2.8
Tax-exempt interest and dividends	(2.0)	(3.0)	(3.8)
Other	(0.5)	(1.7)	(3.2)
Effective rate	34.6%	33.6%	30.8%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance for deferred tax assets was deemed necessary at December 31, 2008 and 2007 for certain state attribute carryforwards. The net increase in the valuation allowance during 2008 was $111,000. The tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities are as follows at December 31:

(In thousands)	2008	2007
Deferred tax assets		
Insurance (primarily product liability)	$2,080	$2,194
Goodwill	1,499	1,307
Environmental	1,083	1,116
State attribute carryforwards	870	746
Vacation	715	850
Customer claims	506	82
Other	444	1,452
Total deferred tax assets	$ 7,197	$ 7,747
Valuation allowance	(709)	(598)
Net deferred tax assets	$ 6,488	$ 7,149
Deferred tax liabilities		
Depreciation	($5,049)	($4,745)
Other	(289)	0
Net deferred tax liabilities	($5,338)	($4,745)
Net deferred tax assets	$1,150	$2,404

The Company establishes tax reserves in accordance with FASB Interpretation No. 48—*Accounting for Uncertainty in Income Taxes* (FIN No. 48), which was adopted at the beginning of 2007. The initial application of FIN No. 48 resulted in a net decrease to the Company's consolidated accrued income tax reserve of $1,062,000, with an offsetting increase to retained earnings. As of December 31, 2008, the estimated value of the Company's gross unrecognized tax benefits was $1,143,000 which, if recognized, would affect the Company's effective income tax rate. The Company cannot estimate when the unrecognized tax benefits will be settled.

The following is a reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2008 and 2007:

	(In thousands) 2008	2007
Balance at January 1	$ 551,000	$ 0
Balance upon adoption of FIN 48	0	538,000
Additions for tax positions taken related to the current year	106,000	0
Additions for tax positions taken related to prior years	486,000	13,000
Balance at December 31	$1,143,000	$551,000

It is the Company's practice to include interest and penalties in tax expense. During the years ended December 31, 2008 and 2007, the Company accrued approximately $230,000 and $18,000 in interest, respectively.

The Company is subject to U.S. federal income tax as well as income taxes of multiple states. The Company is currently under audit by the Internal Revenue Service for the tax years 2002 through 2006, as well as a single state for the same period. For all other states in which it does business, the Company is subject to state audit statutes.

I. COMMITMENTS AND CONTINGENCIES:

The Company is involved in routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations.

J. CONCENTRATIONS:

In the Housewares/Small Appliance segment, one customer accounted for 11%, 11%, and 15% of consolidated net sales for the years ended December 31, 2008, 2007, and 2006. In the Absorbent Products segment, one customer accounted for 12%, 12%, and 14% of consolidated net sales for the years ended December 31, 2008, 2007, and 2006.

The Company sources most of its Housewares/Small Appliances from vendors in the Orient and as a result risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. Should such problems or delays materialize, products might not be available in sufficient quantities during the prime selling period. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. In addition, the Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2008, 2007, and 2006. There is no similar provision applicable to the Chinese Yuan, which until 2005 had been tied to the U.S. dollar, but which has since been allowed to float and has appreciated in value. To date, any material impact from the change in the value of the currency has been to the cost of products secured via purchase orders issued subsequent to the currency value change. Foreign translation gains/losses are immaterial to the financial statements for all years presented.

The Company's Defense segment manufactures products primarily for the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's future business essentially depends on the product needs and governmental funding of the DOD. During 2008, 2007, and 2006, almost all of the work performed by this segment directly or indirectly for the DOD was performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor. In addition, with the award of the 40mm systems contract, key components and services are provided by third party subcontractors, several of which the segment is required to work with by government edict. Under the contract, the segment is responsible for the performance of those subcontractors, many of which it does not control. The Defense segment's contracts and subcontracts contain the customary provision permitting termination at any time for the convenience of the government, with payment for any work completed, associated profit, and inventory/work in process at the time of termination. Materials used in the Defense segment are available from multiple sources.

Raw materials for the Absorbent Products segment are commodities that are available from multiple sources.

K. ENVIRONMENTAL:

In May 1986, the Company's Eau Claire, Wisconsin site was placed on the United States Environmental Protection Agency's National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin, site had been installed, were fully operational, and restoration activities had been completed. In addition, the Company is a member of a group of companies that may have disposed of waste into an Eau Claire area landfill in the 1960s and 1970s. After the landfill was closed, elevated volatile organic compounds were discovered in the groundwater. Remediation plans were established and the costs associated with remediation and monitoring at the landfill are split evenly between the group and the City of Eau Claire and at this time, there does not appear to be exposure related to this site that would have a material impact on the operations or financial condition of the Company.

Based on factors known as of December 31, 2008, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities both on- and off-site; however, should environmental agencies require additional studies, extended monitoring or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material affect on the results of operations or financial condition of the Company. The Company's environmental accrued liability on an undiscounted basis was $2,700,000 and $2,810,000 as of December 31, 2008 and 2007, respectively, and is included in accrued liabilities on the balance sheet.

Expected future payments for environmental matters are as follows:

YEARS ENDING DECEMBER 31	*(In thousands)*
2009	$ 360
2010	299
2011	288
2012	277
2013	266
Thereafter	1,210
	$2,700

L. BUSINESS ACQUISITION:

On January 30, 2006, the Company purchased certain assets of Amron, LLC, an Antigo, Wisconsin defense manufacturer of cartridge cases used in medium caliber (20–40mm) ammunition. The acquisition enhanced the Company's position as a viable competitive force in medium caliber ammunition programs of the U.S. Department of Army. The original purchase price was $24,000,000, consisting of a $16,000,000 payment at closing and an $8,000,000 earnout amount, which was to be paid based upon certain earnings targets through December 31, 2010. Based on 2006 earnings, a $4,000,000 earnout was accrued at December 31, 2006 and paid during the first quarter of 2007. On April 13, 2007, the Company reached an agreement with the seller, whereby the remaining $4,000,000 earnout obligation was settled by a payment of $2,400,000. Accordingly, the adjusted purchase price is $22,400,000. The accrued earnout at December 31, 2006 was added to goodwill. Likewise, the earnout settlement payment made during the second quarter of 2007 was also added to goodwill.

The acquisition was accounted for as a purchase with all assets recorded at fair market value. The excess of the purchase price over the net tangible assets has been recorded as goodwill and is included as part of the Company's Defense Products segment. The amounts allocated to goodwill are deductible for income tax purposes. Based upon the purchase price and fair value of the assets acquired, the following represents the allocation of the aggregate purchase price to the acquired net assets of Amron, LLC.

	(In thousands)
Receivables	$ 224
Inventory	1,909
Prepaids	68
Fixed assets	13,748
Goodwill	1,529
Total assets acquired	$17,478
Less: Current liabilities assumed	(1,478)
Net assets acquired	$16,000

The results of operations for the Company include those of Amron, LLC as of the date of closing. The following pro forma condensed consolidated results of operations have been prepared as if the acquisition of Amron had occurred as of January 1, 2006.

	(unaudited) (In thousands except per share data) 2006
Net revenues	$307,452
Net income	28,022
Net income per share:	
Basic	$4.10
Diluted	4.10
Weighted average shares outstanding:	
Basic	6,831
Diluted	6,831

The unaudited pro forma condensed consolidated results of operations are not necessarily indicative of results that would have occurred had the acquisition occurred as of January 1, 2006, nor are they necessarily indicative of the results that may occur in the future.

M. DISPOSAL ACTIVITIES:

On October 9, 2006, the Company decided to consolidate its adult incontinence production capabilities in its Absorbent Products segment and, as a result, began the process of relocating its adult incontinence manufacturing equipment from its Marietta, Georgia facility to its Eau Claire, Wisconsin facility. This consolidation, which began during the fourth quarter of 2006, was completed during the first quarter of 2007 and served to improve the segment's long-term manufacturing efficiencies. As a result of the consolidation, the Georgia facility has been closed. The Company issued a W.A.R.N. (Worker Adjustment and Retraining Notification) notice on October 9, 2006. The total cost of the relocation activities was $950,000, including $760,000 for the disassembly, transportation, installation of machinery and equipment and other related costs and $190,000 for one-time termination benefits to affected employees. During 2007, $320,000 was incurred for the disassembly, transportation, installation of machinery and equipment and other related costs, and $180,000 was incurred for one-time termination benefits to affected employees. Expenses related to the above disposal activities are included in Cost of Sales for 2007 and 2006. With the exception of one- time termination benefits and capital expenditures related to the shutdown of the Georgia facility, costs were expensed as incurred, consistent with the requirements of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, as employee services were performed and other associated costs were incurred.

At December 31, 2006, the Company had accrued $79,000 related to the one-time termination benefit, all of which was paid during 2007.

N. BUSINESS SEGMENTS:

The Company operates in three business segments. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products. The principal product groups are Housewares/ Small Appliances, Defense Products, and Absorbent Products.

The Housewares/Small Appliances segment designs, markets, and distributes housewares and small appliances. These products are sold directly to retail outlets throughout the United States and also through independent distributors. As more fully described in Note J, the Company primarily sources its Housewares/Small Appliance products from nonaffiliated suppliers located in the Orient. Sales are seasonal, with the normal peak sales period occurring in the fourth quarter of the year prior to the holiday season.

The Defense segment was started in February 2001 with the acquisition of AMTEC Corporation which manufactures precision mechanical and electromechanical assemblies for the U.S. government and prime contractors. During 2005, AMTEC Corporation was one of two prime contractors selected by the Army to supply all requirements for the 40mm family of practice and tactical ammunition cartridges for a period of five years. AMTEC's manufacturing plant is located in Janesville, Wisconsin. During 2003, this segment was expanded with the acquisition of Spectra Technologies LLC of East Camden, Arkansas. This facility performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. government and prime contractors. The segment was further augmented with the acquisition of certain assets of Amron, LLC of Antigo, Wisconsin during 2006. This facility primarily manufactures cartridge cases used in medium caliber (20–40mm) ammunition. See Note L.

The Absorbent Product segment was started on November 19, 2001 with the acquisition of certain assets from RMED International, Inc., forming Presto Absorbent Products, Inc. This company manufactures diapers and, starting in 2004, adult incontinence products at the Company's facilities in Eau Claire, Wisconsin. The products are sold to distributors and other absorbent product manufacturers. During 2003, this segment was expanded with the purchase of the assets of NCN Hygienic Products, Inc., a Marietta, Georgia, manufacturer of adult incontinence products and training pads for dogs. The Company has since decided to close the Georgia facility and consolidate the Absorbent Products manufacturing in the Eau Claire, Wisconsin facility. It no longer manufactures dog pads. See Note M.

In the following summary, operating profit represents earnings before other income, principally interest income and income taxes. The Company's segments operate discretely from each other with no shared manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) and the assets associated with such activities are included within the Housewares/Small Appliances segment for all periods presented.

(In thousands)	HOUSESWARES/ SMALL APPLIANCES	DEFENSE PRODUCTS	ABSORBENT PRODUCTS	TOTAL
Year ended December 31, 2008				
External net sales	$136,814	$238,752	$72,661	$448,227
Gross profit (loss)	30,297	50,232	(315)	80,214
Operating profit (loss)	20,896	43,550	(1,165)	63,281
Total assets	218,783	106,837	40,263	365,883
Depreciation and amortization	792	3,211	4,791	8,794
Capital expenditures	788	2,603	979	4,370
Year ended December 31, 2007				
External net sales	$131,267	$224,384	$65,065	$420,716
Gross profit	29,658	48,294	(1,597)	76,355
Operating profit	19,931	36,700	(2,671)	53,960
Total assets	223,115	103,653	47,908	374,676
Depreciation and amortization	790	2,729	4,966	8,485
Capital expenditures	916	4,821	487	6,224
Year ended December 31, 2006				
External net sales	$124,455	$126,849	$53,377	$304,681
Gross profit	32,809	28,762	(5,228)	56,343
Operating profit	22,441	20,262	(6,673)[1]	36,030
Total assets	213,032	80,043	51,901	344,976
Depreciation and amortization	812	2,007	5,072	7,891
Capital expenditures	1,314	18,627	1,078	21,019

[1] *The operating profit reflects goodwill impairment of $500,000 in 2006, which is more fully described in Note A(8).*

O. OPERATING LEASES:

The Company leases office, manufacturing, and warehouse facilities and equipment under noncancelable operating leases. Rent expense was approximately $1,133,000, $1,113,000, and $963,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Future minimum annual rental commitments are as follows:

YEARS ENDING DECEMBER 31	*(In thousands)*
2009	$ 574
2010	482
2011	485
2012	470
2013	397
Thereafter	3,183
	$5,591

P. INTERIM FINANCIAL INFORMATION (UNAUDITED):

The following represents quarterly unaudited financial information for 2008 and 2007:

(In thousands)

QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	EARNINGS PER SHARE (BASIC)	EARNINGS PER SHARE (DILUTED)
2008					
First	$ 77,598	$ 13,391	$ 6,250	$ .91	$ .91
Second	111,072	18,771	9,582	1.40	1.40
Third	113,183	20,152	10,201	1.49	1.49
Fourth	146,374	27,900	18,150	2.65	2.65
Total	$448,227	$ 80,214	$44,183	$6.45	$6.45
2007					
First	$ 81,070	$ 12,314	$ 5,021	$ .73	$ .73
Second	96,186	15,469	6,949	1.02	1.02
Third	99,492	18,429	8,712	1.27	1.27
Fourth	143,968	30,143	17,941	2.63	2.63
Total	$420,716	$ 76,355	$38,623	$5.65	$5.65

As shown above, fourth quarter sales are significantly impacted by the holiday driven seasonality of the Housewares/Small Appliance segment. This segment builds inventory during the first three quarters to meet the sales demand of the fourth quarter. The other segments are typically nonseasonal.

Q. LINE OF CREDIT:

The Company maintains an unsecured line of credit for short term operating cash needs. The line of credit is renewed each year at the end of the third quarter. As of both December 31, 2008 and 2007, the line of credit limit was set at $10,000,000, with $0 outstanding on both dates. The interest rate on the line of credit is reset monthly to the London Inter-Bank Offered Rate (LIBOR) plus one half of one percent.

R. SUBSEQUENT EVENT:

On February 20, 2009, the Company's Board of Directors announced a regular dividend of $1.00 per share, plus an extra of $4.55. On March 13, 2009, a payment of $38,008,000 was made to the shareholders of record as of March 3, 2009.

The performance graph compares cumulative five-year shareholder returns on an indexed basis with the Standard and Poor's 500 Composite Index (the "S&P 500 Index") and companies with a December 31, 2008 market capitalization similar to the Company. The Company adopted this approach because it was unable to reasonably identify a peer group based on its industries or lines of business. The companies represented are set forth at the bottom of this page. The performance graph is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN


National Presto Industries, Inc.
S&P 500 Index
Peer Group
DOLLARS
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008

Assumes $100 invested on December 31, 2003, in National Presto Industries, Inc. common stock, the S&P 500 Index, and Companies with Similar Market Capitalization. Total return assumes reinvestment of dividends.

Companies with a Similar Market Capitalization: ADC Telecommunications Inc., American Oriental Bioengr, Coherent Inc., Enersys Inc., Evergreen Solar Inc., Grupo Casa Saba SA -ADR, Helen Of Troy Ltd., Neutral Tandem Inc., Newmarket Corp., Premiere Global Services Inc., Prestige Brands Holdings, Telefonica De Argent -S ADR, Tempur Pedic Int'l Inc., Timberland Co.-CL A, Usana Health Sciences Inc., Western Refining Inc., Wuxi Pharmatech (Cayman)-ADR.

All of the companies included in the peer group for the performance graph that was contained in the 2007 Annual Report are excluded from the current peer group for all years shown in the above performance graph because the companies do not have a market capitalization between $522 million and $532 million as of December 31, 2008 and therefore do not have a market capitalization similar to that of the Company. The companies removed from the peer group are: Alvarion Ltd, Cache, Inc., Covad Communications Group, Flow International Corp., GSI Group, Inc., Harvest Natural Resources, Inphonic, Inc., Marchex, Inc., Marten Transport, Ltd., Methode Electronics, Inc.-Class A, Nabi Biopharmaceuticals, Pharmanet Development Group, Inc., Sify Limited-ADRs, Smith & Wesson Holding Corp., Symmetricom, Inc., and Toreador Resources Corp.

Report of Independent Registered Public Accounting Firm

BDO

BDO Seidman, LLP
Accountants and Consultants

Board of Directors and Shareholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. In connection with our audits of the financial statements, we have also audited the accompanying Schedule II, Valuation and Qualifying Accounts for the year ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Presto Industries, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note H to the financial statements, effective January 1, 2007 the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB No. 109.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National Presto Industries, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
Milwaukee, Wisconsin
March 16, 2009

Report of Independent Registered Public Accounting Firm

Virchow Krause & company

To the Stockholders, Audit Committee and Board of Directors
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited the accompanying consolidated statements of earnings, stockholders' equity and cash flows of National Presto Industries, Inc. for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of National Presto Industries, Inc. for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information, Schedule II - Valuation and Qualifying Accounts, is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Virchow, Krause & Company, LLP

Virchow, Krause & Company, LLP
Minneapolis, Minnesota
August 23, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in the Company's 2008 Annual Report to Shareholders, in the Form 10-K, in the Proxy Statement for the annual meeting to be held May 19, 2009, and in the Company's press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to consolidated financial statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; increases in material, freight/shipping, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping or production from machine issues; work or labor disruptions stemming from a unionized work force; changes in government requirements and funding of government contracts; failure of subcontractors or vendors to perform as required by contract; and the efficient start-up and utilization of capital equipment investments. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, copies of which are available from the Company without charge.

2008 COMPARED TO 2007

Readers are directed to Note N, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2008 and 2007.

On a consolidated basis, sales increased by $27,511,000 (7%), gross margins increased by $3,859,000 (5%), and selling and general expense decreased by $5,462,000 (24%). Other income, principally interest, increased by $23,000, while earnings before provision for income taxes increased by $9,344,000 (16%), and net earnings increased by $5,560,000 (14%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales increased $5,547,000 from $131,267,000 to $136,814,000, or 4%, primarily resulting from an increase in prices which had a positive effect of $11,213,000, offset by a reduction in units shipped. Defense net sales increased by $14,368,000, from $224,384,000 to $238,752,000, or 6%, attributable to an increase in shipments. Absorbent Products net sales increased by $7,596,000 from $65,065,000 to $72,661,000, or 12%, which stemmed primarily from an increase in unit shipments.

Housewares/Small Appliance gross profit increased a nominal $639,000 from $29,658,000 (23% of sales) in 2007 to $30,297,000 (22% of sales) in 2008, reflecting cost increases of product purchased from China that virtually offset the benefit of the price increases referenced above. The majority of the segment's products are purchased from China. Between the depreciation of the U.S. dollar vis-à-vis the Chinese RMB and general increases in commodity costs during the majority of the year, product costs continued to increase over prior year levels. Commodity costs were declining at year-end 2008 and are expected to continue to decline during the first half of 2009 due to an excess of world-wide raw material supplies. The depreciation of the dollar, however, is expected to continue, albeit at a nominal pace. Defense gross profit dollars increased $1,938,000 from $48,294,000 to $50,232,000, while the gross profit percentage decreased from 22% to 21%. The increase in gross profit dollars is primarily attributable to the increased volume referenced above, while the decline in the gross margin percentage was due to a change in the product mix, reflecting the increase in revenues related to the 40mm system program which carry a slightly lower margin. Absorbent Products gross profit was a negative $315,000 in 2008 versus a negative $1,597,000 in 2007, an improvement of $1,282,000, reflecting higher production levels and improved efficiency, offset by increased material costs. Like Housewares, temporary relief in the high cost of materials is anticipated for the first half of 2009 due to excess raw materials in the supply chain, with the expectation of a resumption of increases once those supplies have been depleted.

Selling and general expenses for the Housewares/Small Appliance segment were essentially flat, decreasing $326,000 from the prior year's levels, primarily as a result of timing of reserve provisions. The prior year's selling and general expense costs were impacted by the $1,466,000 augmentation of the Company's environmental reserve. A similar such increase was not required in 2008. The comparative favorable year-to-year difference stemming from the absence of the bulk of this charge of $1,264,000 was augmented by the absence of professional fees of $558,000 incurred in the prior year attributable to the reaudit of financial statements for 2003 through 2005. These reaudits were necessitated by a chain of events stemming from the investment company case brought by the Securities and Exchange Commission on which the Company ultimately prevailed. The aforementioned decreases were partially offset by increases in other reserves, primarily the bad debt provision of $358,000 in recognition of the financial difficulties of retail customers, the products liability provision of $541,000, and general selling expenses of $545,000. Defense segment selling and general expenses decreased $4,912,000, reflecting in largest part the absence of performance based accruals pertaining to the four-year earnout of the Spectra Technologies, LLC purchase price and an incentive program for key executives to promote the rapid growth of the Defense segment. Selling and general expenses for the Absorbent Products segment decreased $224,000, related to miscellaneous items of a nonrecurring nature.

The above items were responsible for the change in operating profit.

Earnings before provision for income taxes increased $9,344,000 from $58,207,000 to $67,551,000. The provision for income taxes increased from $19,584,000 to $23,368,000, which resulted in an effective income tax rate increase from 34% to 35% largely due to a decrease in tax-exempt earnings. Net earnings increased $5,560,000 from $38,623,000 to $44,183,000.

2007 COMPARED TO 2006

Readers are directed to Note N, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2007 and 2006.

On a consolidated basis, sales were up by $116,035,000 (38%), gross margins up by $20,012,000 (36%), and selling and general expense up by $2,582,000 (13%). Other income, principally interest, decreased by $102,000, earnings before provision for income taxes increased by $17,828,000 (44%), and net earnings by $10,663,000 (38%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales increased $6,812,000 from $124,455,000 to $131,267,000, or 6%, primarily resulting from an increase in units shipped. Defense net sales increased by $97,535,000 from $126,849,000 to $224,384,000, or 77%, with approximately 70% of the increase attributable to sales related to the U.S. Department of the Army 40mm systems program and the remaining increase largely stemming from the increased shipment of other units. Absorbent Products net sales increased by $11,688,000 from $53,377,000 to $65,065,000, or 22%, reflecting increased volume from the adult incontinence line of products.

Housewares/Small Appliance gross profit for 2007 decreased $3,151,000 from $32,809,000 (26% of sales) in 2006 to $29,658,000 (23% of sales) in 2007. The decrease was primarily attributable to increased costs, and to a small degree, a less favorable product mix. Defense gross profit dollars increased $19,532,000 from $28,762,000 to $48,294,000, while the gross profit percentage decreased from 23% to 22%. The increase in gross profit dollars is primarily attributable to the increased volume referenced above, while the decline in the gross margin percentage was due to a change in the product mix, reflecting the increase in revenues related to the 40mm system program which carry a lower margin. Absorbent Products gross profit was a negative $1,597,000 in 2007 versus a negative $5,228,000 in 2006, an improvement of $3,631,000, reflecting higher production levels and better efficiencies, although not to the targeted level required to fully absorb depreciation expense.

Until mid-2005, the Chinese Yuan had been tied to the U.S. dollar, but has since been allowed to float and has appreciated in value. With the continued pressure from the United States Congress on the Chinese government to allow the Yuan to appreciate, the additional decline in the value of the dollar resulting from the Federal Reserve Board's decision to reduce the federal funds rates, and the increase in commodity costs largely triggered by the dramatic rise of oil prices, the Housewares/Small Appliance segment's product costs in 2007 increased over 2006 levels. With the exception of pulp pricing for the Absorbent Product business, component and commodity costs for the other segments of the business were not affected to any material degree by changes in exchange rates, however, they too have been unfavorably impacted by the effect of increased material, fuel, and processing costs stemming from higher petroleum prices.

The $641,000 decrease in selling and general expenses for the Housewares/Small Appliance segment primarily reflected a $740,000 reduction in legal and professional fees mainly stemming from the significant year-to-year reduction of legal fees relating to the SEC lawsuit (described in Item 9 of the Form 10-K for 2007), a $890,000 reduction in general selling expenditures, and $480,000 of miscellaneous items primarily of a nonrecurring nature, offset in part by a $1,470,000 augmentation of the Company's environmental reserve in recognition of the fact that EPA oversight costs and the operation of on- and off-site environmental remediation programs are projected to continue beyond the original anticipated time frame. Defense selling and general expenses increased $3,094,000 reflecting increased compensation and staffing commensurate with the Defense segment's increased sales and earnings levels, as well as an incentive to key executives to promote rapid growth of the business.

The above items were responsible for the change in operating profit.

Earnings before provision for income taxes increased $17,828,000 from $40,379,000 to $58,207,000. The provision for income taxes increased from $12,419,000 to $19,584,000, which resulted in an effective income tax rate increase from 31% to 34% largely due to the absence in 2007 of a multi-year research and development credit covering the period 2002 through 2005 deducted in 2006. Net earnings increased $10,663,000 from $27,960,000 to $38,623,000.

LIQUIDITY AND CAPITAL RESOURCES

2008 Compared to 2007:

Cash provided by operating activities was $35,328,000 during 2008 compared to $38,032,000 during the comparable period in the prior year. The principal factors behind the decrease in cash provided can be found in the changes in the components of working capital within the Consolidated Statement of Cash Flows, combined with the increase in net earnings of $5,560,000. Of particular note was a decrease in accounts receivable of $12,324,000 in 2008 which stemmed from lesser shipments near the end of 2008, as compared to greater shipments near the end of 2007. This increase in receipts was more than offset by the decrease in accounts payable of $23,308,000 which primarily reflected cash payments made during 2008 for performance based accruals pertaining to the four-year earnout of the Spectra Technologies, LLC purchase price and an incentive program for key executives to promote the rapid growth of the Defense segment. In addition, inventories did not increase as dramatically during 2008 as they did during 2007 ($6,235,000 v. $9,993,000, respectively), reflecting a higher rate of growth in 2007 as compared to 2008.

Cash used in investing activities was $8,474,000 during 2008 compared to $32,096,000 during 2007. The change in investment activity cash flow is primarily attributable to a large net withdrawal from the Company's money market funds which was used to purchase marketable securities during 2007. Also contributing to the decrease in cash used were the absence in 2008 of the 2007 earnout payments made in connection with the 2006 and 2003 acquisitions of certain assets of Amron, LLC by the Company's Defense segment and of NCN Hygienic Products, Inc. by the Company's Absorbent Products segment, respectively, and the completion of leasehold improvements that were begun in 2007.

Based on the accounting profession's 2005 interpretation of cash equivalents under FASB Statement No. 95, the company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's consolidated balance sheet that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2008 and 2007, $43,795,000 and $67,471,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

The Company increased its dividends in 2008 by $.45 ($.05 regular and $.40 extra), which accounted for the increase in cash used in financing activities.

As a result of the foregoing factors, cash and cash equivalents decreased in 2008 by $2,023,000 to $24,692,000.

Working capital increased by $20,623,000 to $247,627,000 at December 31, 2008 for the reasons stated above. The Company's current ratio was 5.8 to 1.0 at fiscal 2008 year-end, compared to 4.0 to 1.0 at the end of fiscal 2007.

2007 Compared to 2006

Cash provided by operating activities was $38,032,000 during 2007 compared to $5,506,000 during the comparable period in the prior year. The principal factors behind the increase can be found in the changes in the components of working capital within the statement of cash flows, combined with the increase in net earnings of $10,663,000. Of particular note were changes in balance sheet item positions from year to year, primarily Accounts Receivable ($10,192,000) and Inventory ($5,911,000) totaling $16,103,000. In terms of the balance sheet accounts, the year-to-year increases in balances were greater from 2005 to 2006 than they were from 2006 to 2007. Given the level of growth (reflected in increased sales and earnings between the two year periods), that would be expected. Earnings increased 70% from 2005 to 2006; the increase was likewise healthy in 2007, but not as dramatic—38%, and thus year-to-year accounts receivable and inventory balances did not increase as much.

Cash used in investing activities was $32,096,000 during 2007 compared to $6,281,000 during 2006. The change in cash flow is primarily attributable to two factors, one of which served to partially offset the other. First, more cash was used to purchase instruments classified as marketable securities in 2007 than in 2006. The second and partially offsetting factor was that, although cash was used in both years in connection with the purchase of certain assets of Amron, LLC, smaller payments were made in 2007 than in 2006. (See Note L).

Based on the accounting profession's 2005 interpretation of cash equivalents under FASB Statement No. 95, the company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's consolidated balance sheet that the Company believes understates the true liquidity of the Company's income portfolio. As of December, 31, 2007 and 2006, $67,471,000 and $70,778,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

Cash used in financing activities for 2007 and 2006 differed primarily as a result of the $.03 and $1.65 per share increases in the regular and extra dividends, respectively, paid during those years.

As a result of the foregoing factors, cash and cash equivalents decreased in 2007 by $19,981,000 to $26,715,000.

Working capital increased by $16,850,000 to $227,004,000 at December 31, 2007, reflecting the increased sales and production activities in the Defense and Absorbent segments and sales in the Housewares/Small Appliances segment. The Company's current ratio was 4.0 to 1.0 at fiscal 2007 year-end, compared to 4.3 to 1.0 at the end of fiscal 2006.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions, as well as continue to make capital investments in these segments if the appropriate return on investment is projected.

The Company has substantial liquidity in the form of cash and cash equivalents and marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means. The bulk of its marketable securities are invested in the tax-exempt variable rate demand notes described above and in municipal bonds that are pre-refunded with escrowed U.S. Treasuries. The Company intends to continue its investment strategy of safety and short-term liquidity throughout its investment holdings. Comparative yields during 2008 were lower than those in the proceeding year, reflecting the seven federal funds rate reductions made during 2008. The lower yields, combined with the reduction in the Company's investment holdings, served to decrease interest income. There can be no assurance that interest rates will not continue to decline. The interest rate environment is a function of national and international monetary policies as well as the growth and inflation rates of the U.S. and foreign economies, and is not controllable by the Company.

DEFENSE SEGMENT BACKLOG

The Company's Defense segment contract backlog was approximately $265,000,000 at December 31, 2008, and $230,000,000 at December 31, 2007. Backlog is defined as the value of orders from the customer less the amount of sales recognized against the orders. It is anticipated that the backlog will be performed during a 12- to 14-month period.

CONTRACTUAL OBLIGATIONS

The table discloses a summary of the Company's specified contractual obligations at December 31, 2008:

CONTRACTUAL OBLIGATIONS	PAYMENTS DUE BY PERIOD *(In thousands)* TOTAL	UNDER 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Operating lease obligations	$ 5,591	$ 574	$967	$867	$3,183
Purchase obligations[1]	$145,544	$145,544	$ –	$ –	$ –
Total	$151,135	$146,118	$967	$867	$3,183

[1] *Purchase obligations includes outstanding purchase orders at December 31, 2008. Included are purchase orders issued to the Company's housewares manufacturers in the Orient, and to material suppliers in the Defense and Absorbent Products segment. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company's products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be estimated.*

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. The Company reviewed the development and selection of the critical accounting policies and believes the following are the most critical accounting policies that could have an effect on the Company's reported results. These critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors.

Inventories: New Housewares/Small Appliance product introductions are an important part of the Company's sales to offset the morbidity rate of other Housewares/Small Appliance products and/or the effect of lowered acceptance of seasonal products due to weather conditions. New products entail unusual risks and have occasionally in the past resulted in losses related to obsolete or excess inventory as a result of low or diminishing demand for a product. There were no such obsolescence issues that had a material effect during the current year and, accordingly, the Company did not record a reserve for obsolete product. In the future should product demand issues arise, the Company may incur losses related to the obsolescence of the related inventory. Inventory risk for the Company's other segments is not deemed to be significant, as products are largely built pursuant to customers' specific orders.

Self Insured Product Liability & Health Insurance: The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs, although it does carry stop loss and other insurance to cover claims once they reach a specified threshold. The Company's insurance coverage varies from policy year to policy year, and there are typically limits on all types of insurance coverage, which also vary from policy year to policy year. Accordingly, the Company records an accrual for known claims and incurred but not reported claims, including an estimate for related legal fees in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. There are no known claims that would have a material adverse impact on the Company beyond the reserve levels that have been accrued and recorded on the Company's books and records. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations.

Sales and Returns: Sales are recorded net of discounts and returns. The latter pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold with a return privilege. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A(17) for information related to the future effect of adopting new accounting pronouncements on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents include money market funds. Based on the accounting profession's 2005 interpretation of cash equivalents under FASB Statement No. 95, the company's seven-day variable rate demand notes are classified as marketable securities rather than as cash equivalents. The demand notes are highly liquid instruments with interest rates set every 7 days that can be tendered to the trustee or remarketer upon 7 days notice for payment of principal and accrued interest amounts. The 7-day tender feature of these variable rate demand notes is further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank's letter of credit. The Company has had no issues tendering these notes to the trustees or remarketers. Other than a failure of a major U.S. bank, there are no known risks of which the Company is aware that relate to these notes in the current market. The balance of the Company's investments is held primarily in fixed rate municipal bonds with an average life of 1.3 years. Accordingly, changes in interest rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. The Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2008, 2007, and 2006. There is no similar provision applicable to the Chinese Renminbi (RMB), which until 2005 had been tied to the U.S. dollar. To the extent there are further revaluations of the RMB vis-à-vis the U.S. dollar, it is anticipated that any potential material impact from such revaluations will be to the cost of products secured via purchase orders issued subsequent to the revaluation.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with accountants on accounting and financial disclosure, but there have been changes in accountants. The first change stemmed from the lawsuit that the Securities and Exchange Commission (SEC) filed in July 2002 in the federal district court in Chicago, Illinois, against National Presto Industries, Inc. alleging the Company operated as an unregistered investment company from 1992 through 2002. The case did not involve fraud, deceptive practices, or questionable accounting methods. The federal district judge granted the SEC's motion for summary judgment on October 31, 2005. On December 23, 2005, the judge ordered the Company to register under the Investment Company Act. As he barred the Company from operating in interstate commerce until the filing was completed, the Company immediately filed the requisite application, albeit under protest, indicating that it did not meet the filing criteria. The Company filed a notice of appeal from the decision to the Federal Circuit Court of Appeals in the 7th Circuit. On May 15, 2007, the appellate court reversed the lower court, ruling that the Company is not and has never been an investment company and that the Company was free to drop its registration under the Investment Company Act and operate under the Securities Exchange Act of 1934 whether or not the SEC gave its formal approval to that step.

Prior to the appellate court's decision, there was considerable discussion between the Company's outside counsel and the SEC staff on the manner in which financial information was to be presented during the period in which the appeal was pending. As a result of the controversy surrounding the SEC's staff's ultimate mandate that an investment company footnote be inserted into the Company's financial statements for the year ended December 31, 2005, the Company's predecessor independent registered accounting firm, Grant Thornton, LLP, withdrew its opinion for the years ending December 31, 2005, 2004, and 2003. Subsequently, the firm withdrew from the audit engagement as well. Despite the 7th Circuit Court of Appeals' decision, Grant Thornton would not reinstate its opinions, necessitating the reaudit of all three years by the successor auditor, Virchow, Krause & Company LLP.

On November 8, 2007, the Company's Audit Committee of the Board of Directors with the approval of the Board of Directors, formally determined to engage BDO Seidman, LLP ("BDO"), as the Company's independent registered accounting firm for 2007. The decision to change audit firms was not related to any disagreement with the Company's prior auditor, Virchow Krause & Company LLP ("VK"), on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

The Company has historically used the same audit firm to perform its audit and review its tax filings. In 2006, it split the two functions between VK, which handled the audit work and BDO, which performed the tax reviews. The bifurcation of the functions resulted in substantial inefficiency and the Company asked both firms to submit competitive bids under which the functions would once again be handled by the same firm.

Subsequently, on November 8, 2007, VK formally advised the Company that it had resigned. On that same date, the Audit Committee appointed BDO Seidman, LLP as the independent registered public accounting firm for the Company for the fiscal year ended December 31, 2007.

Item 9A. Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "1934 Act") as of December 31, 2008. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

There were no significant changes in internal controls over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Assessment of Internal Control over Financial Reporting

The management of National Presto Industries, Inc. (NPI) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. NPI's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

NPI management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework*. Based on our assessment and those criteria, we believe that, as of December 31, 2008, the Company's internal control over financial reporting is effective.

NPI's independent auditors have issued its report on the effectiveness of the Company's internal control over financial reporting. The report appears on the following page.

Report of Independent Registered Public Accounting Firm Regarding Internal Control

BDO Seidman, LLP
Accountants and Consultants

Board of Directors and Shareholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited National Presto Industries, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Presto Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Presto Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated balance sheets of National Presto Industries, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of earning, stockholders' equity, and cash flows for the years then ended and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
Milwaukee, Wisconsin
March 16, 2009

Selected Financial Data

National Presto Industries, Inc. and Subsidiaries

(In thousands except per share data)

YEARS ENDED DECEMBER 31,	2008	2007	2006	2005	2004
Net sales	$448,227	$420,716	$304,681	$184,565	$158,956
Net earnings	$ 44,183	$ 38,623	$ 27,960*	$ 16,417*	$ 15,441*
Net earnings per share–Basic	$ 6.45	$ 5.65	$ 4.09*	$ 2.41*	$ 2.26*
Net earnings per share–Diluted	$ 6.45	$ 5.65	$ 4.09*	$ 2.40*	$ 2.26*
Total assets	$365,883	$374,676	$344,976	$307,415	$302,006
Dividends paid per common share applicable to current year	$ 4.25	$ 3.80	$ 2.12	$ 1.67	$ 1.17

* *2006 net earnings reflect a research and development tax credit which served to increase net earnings by $1,201,000 ($.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write off stemming from its Absorbent Products segment of $309,000 ($.05 per share), net of tax.*

For 2005, goodwill for the Absorbent Segment was deemed impaired because of the declining profitability experienced by one of the reporting units in the segment. This resulted in a reduction of earnings of $2,550,000 ($.37 per basic share), net of tax.

For 2004, the net effect of the reversal of the LIFO reserve resulted in a net comparative earnings decline of $2,695,000 or $.40 per share. The impact of the pension termination resulted in a net comparative earnings decline of $1,371,000 or $.20 per share.

Summary of Statistics

64th Consecutive Dividend Year

(In thousands except per share data)

YEAR ENDED DEC. 31	NET SALES	NET EARNINGS	WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	PER SHARE NET EARNINGS	PER SHARE CASH DIVIDENDS PAID REGULAR	PER SHARE CASH DIVIDENDS PAID EXTRA	PER SHARE STOCKHOLDERS' EQUITY
2008	$448,227	$44,183	6,845	$6.45	$1.00	$ 3.25	$45.38
2007	420,716	38,623	6,836	5.65	.95	2.85	43.10
2006	304,681	27,960*	6,831	4.09*	.92	1.20	41.04
2005	184,565	16,417*	6,827	2.40*	.92	.75	39.04
2004	158,956	15,441*	6,823	2.26*	.92	.25	38.33

* *2006 net earnings reflect a research and development tax credit which served to increase net earnings by $1,201,000 ($0.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write off stemming from its Absorbent Products segment of $309,000 ($0.05 per share), net of tax.*

For 2005, goodwill for the Absorbent Products segment was deemed impaired because of the declining profitability experienced by one of the reporting units in the segment. This resulted in a reduction of earnings of $2,550,000 ($0.37 per share), net of tax.

For 2004 the net effect of the reversal of the LIFO reserve resulted in a net comparative earnings decline of $2,695,000 or $0.40 per share which was in part offset by the absence of the $1,137,000 ($0.17 per share) plant closing charge taken in 2003. The impact of the pension termination resulted in a net comparative earnings decline of $1,371,000 or $0.20 per share.

Record of Dividends Paid and Market Price of Common Stock

	2008 FISCAL YEAR DIVIDENDS PAID PER SHARE	2008 MARKET PRICE HIGH	2008 MARKET PRICE LOW	2007 FISCAL YEAR DIVIDENDS PAID PER SHARE	2007 MARKET PRICE HIGH	2007 MARKET PRICE LOW
First Quarter	$4.25	$59.57	$46.00	$3.80	$66.98	$53.74
Second Quarter	–	68.54	48.60	–	63.32	56.69
Third Quarter	–	80.59	59.97	–	62.95	52.46
Fourth Quarter	–	78.91	44.95	–	55.36	51.37
Full Year	$4.25	$80.59	$44.95	$3.80	$66.98	$51.37

Directors and Officers

Board of Directors

Maryjo Cohen
Chair of the Board, President,
and Chief Executive Officer

Randy F. Lieble
Vice President, Corporate Secretary,
Chief Financial Officer, and Treasurer

Richard N. Cardozo
Professor Emeritus, Carlson School of Management,
University of Minnesota;
Senior Scholar, Florida International University;
Adjunct Professor, University of Miami

Patrick J. Quinn
Chairman and President, Ayres Associates,
Eau Claire, Wisconsin

Joseph G. Stienessen
Accounting, Financial and Tax Advisor;
Former Principal,
Larson, Allen, Weishair and Company, LLP,
Altoona, Wisconsin,
from November 2003 until retirement in July 2007

Officers and Principal Executives

Maryjo Cohen
Chair of the Board, President,
and Chief Executive Officer

Randy F. Lieble
Vice President, Corporate Secretary,
Chief Financial Officer, and Treasurer

Donald E. Hoeschen
Vice President, Sales

Larry J. Tienor
Vice President, Engineering

Gerald R. Schlewitz
Planning and Logistics Manager

Shareholder Information

Corporate Headquarters

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

Telephone: (715) 839-2121

Website: www.GoPresto.com

Common Stock

Ticker Symbol: NPK
Common stock of National Presto Industries, Inc.
is traded on the New York Stock Exchange.

Transfer Agent and Registrar

Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
(800) 962-4284

Annual Meeting of Shareholders

May 19, 2009 at 2:00 p.m. (CDT)
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 31, 2008 there were
384 stockholders.

Shareholder Inquiries

For general information about the Company,
telephone (715) 839-2119.

Certifications

The annual CEO certification required under NYSE Rule 303A.12(a) was filed in 2008 without qualification. The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year ended December 31, 2008.

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer

© 2009 by National Presto Industries, Inc.